EXHIBIT 4(a)(i)

TECHNICAL SERVICES AGREEMENT

BETWEEN

GASSCO AS

AND

STATOIL ASA

This Agreement is made and entered into as of the 27th day of February 2002 by and between:

Gassco AS, a company incorporated under the laws of Norway of the first part, and

Statoil ASA, a company incorporated under the laws of Norway of the second part

(hereinafter individually referred to as “Party” and jointly referred to as the “Parties”).

WHEREAS, on the basis of a decision by Stortinget on 26 April 2001, with further basis in St.prp. nr. 36 (2000–2001) and Innst. S. nr. 198 (2000–2001), Gassco AS has been established to operate the transportation systems for gas on and from the Norwegian continental shelf and other businesses related to this, and

WHEREAS, it follows from the above decision that Gassco AS shall have the full responsibility for the management of certain natural gas transportation facilities as the Operator for same facilities, and

WHEREAS, it further follows from the above decision that the performance of the work connected to the daily technical operations of the transportation systems in regard to tasks such as maintenance, is to be carried out by the companies performing the operating functions today, hereafter called Technical Services Provider, and

WHEREAS, the Technical Services Provider today is the operator of the natural gas transportation facilities covered by this Agreement.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.    DEFINITIONS AND ATTACHMENTS

The following terms shall have the meaning stated below:

“Agreement” shall mean the main body of this agreement including the attachments listed in Article 1.2, as originally executed or as amended from time to time.

“Joint Ventures” shall mean the joint venture(s) listed in Attachment 1.

“Operator” shall mean Gassco AS.

“Technical Services Provider” shall mean Statoil ASA.

“Transportation System” shall have the meaning as described in Attachment 1.

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1.2    Attachments

The attachments listed below are part of this Agreement:

Attachment 1—Description of the Joint Venture(s) under this Agreement.

Attachment 2—General Terms and Conditions for the Provision of Technical Services for Gas Infrastructure Joint Venture(s) operated by Gassco AS.

2.    OBJECTIVE

2.1    Objective and priorities

This Agreement shall regulate all duties and rights between the Technical Services Provider and the Operator in regard to the execution of technical services of the Facilities.

The Parties shall, when performing their duties pursuant this Agreement, give priority to safety in order to protect life, health, environment and property.

The Parties shall in their performance of this Agreement always have due regard to the integrity of proprietary information and keep such information confidential for the benefit of its rightful owner.

2.2    Interpretation in the event of contradiction

In the event of any conflict between the main body of this Agreement and the attachments, the clauses of the main body shall prevail.

3.    STATPIPE—KÅRSTØ FACILITIES

Sub-clauses 15.1 and 15.2 to the Attachment 2—General Terms and Conditions, shall not apply to the Services of the Technical Services Provider for the onshore facilities at Kårstø, meaning those facilities owned by Statpipe at Kårstø. The following shall instead apply for these facilities:

The Operator may discharge the Technical Services Provider. Such discharge shall be specified as to cause and shall be subject to six (6) months notice.

A discharge of the Technical Services Provider in accordance with this article 3 shall be approved by the Joint Venture.

4.    STATPIPE—KÅRSTØ FACILITIES—RESEARCH AND DEVELOPMENT PROJECTS

It is understood and agreed between the Parties that research and development studies are of a particular importance for the development and state of the art maintenance of the onshore facilities at Kårstø, and for the Technical Services Provider’s maintenance and

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development of its competence as technical services provider for these facilities. It is also understood and agreed between the Parties that the onshore facilities at Kårstø are important to the industrial development in the region and that research and development funds are a required contribution in this respect.

Executed in two (2) originals as of the day first above written:

Operator:	Technical Services Provider:

/s/ Gassco AS	/s/ Statoil ASA
Gassco AS	Statoil ASA

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ATTACHMENT 1

DESCRIPTION OF THE JOINT VENTURE(S)

REGULATED UNDER THIS AGREEMENT

As described in the Participants’ Agreements and later amendments for:

— Statpipe Participants’ Agreement dated 30.12.1982

— Zeepipe Participants’ Agreement dated 11.09.1986

— Zeepipe Terminal Participants’ Agreement dated 07.09.1988

— Dunkerque Terminal DA Participant’s Agreement dated 09.02.1995

— Franpipe (Norfra) Participant’s Agreement dated 09.02.1995

— Europipe II Participant’s Agreement dated 30.09.1999

— Haltenpipe Participant’s Agreement dated 23.06.1995

— Norne Gas Transportation System Participant’s Agreement dated 29.05.2000

— Åsgaard Transport Participant’s Agreement dated 14.12.1995

ATTACHMENT 2

GENERAL TERMS AND CONDITIONS

FOR THE PROVISION OF

TECHNICAL SERVICES

FOR

GAS INFRASTRUCTURE JOINT VENTURES

OPERATED BY

GASSCO AS

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1.     DEFINITIONS AND APPENDICES

1.1    Definitions

The terms below shall have the following meaning in this Agreement:

1.  “Accounting Procedures” shall mean the procedures described in Appendix 1 to these General Terms.

2.  “Affiliated Company” in relation to a Party shall mean

i.  any enterprise which directly or indirectly holds fifty (50) percent or more of the share capital or the votes, or in any other way directly or indirectly exercises a controlling interest in a Party hereto, or

ii.    any enterprise in which one of the Parties hereto directly or indirectly holds fifty (50) percent or more of the share capital or the votes, or in any other way directly or indirectly exercises a controlling interest, or

iii.  any enterprise of which fifty (50) percent or more of the share capital or votes are held directly or indirectly or which in any other way directly or indirectly is controlled by one or more enterprise(s) which hold directly or indirectly fifty (50) percent or more of the share capital or the votes or in any other way exercises directly or indirectly a controlling interest in a Party hereto.

3.  “Business Day” shall mean any day that is neither a Saturday, a Sunday nor a public holiday in Norway.

4.  “Agreement” shall mean the Technical Services Agreement which these General Terms and Conditions are attached to and made a part of.

5.  “General Terms” shall mean the terms and conditions laid down in this Attachment 2.

6.  “HSE” shall mean health, safety and environment.

7.  “Operator” shall mean Gassco AS.

8.  “Operating Agreement” shall mean the agreement so named and entered into between Gassco AS and the relevant Joint Venture regulating the rights and responsibilities of Gassco AS as operator of such Joint Venture.

9.  “Program” shall mean the operational and investment program as described in clause 6.

10.  “Services” shall mean all technical services that the Technical Services Provider shall perform in accordance with this Agreement.

11.  “Technical Services Provider” shall mean the company defined as such in the main body of the Agreement.

1.2    Appendix

The following appendix is enclosed to these General Terms and made a part hereof for all purposes:

Appendix 1—Accounting Procedures.

2.     SCOPE OF SERVICES

2.1    Services

The responsibilities of the Technical Services Provider shall include (but not necessarily be limited to);

2.1.1  the daily technical operation and maintenance, repair, replacement and modification of the Transportation System;

2.1.2  notification to the Operator of the need of unscheduled maintenance and other work as mentioned in sub-clause 2.1.1 above, and which may affect the gas processing and/or gas transportation, without delay after the Technical Services Provider becomes aware of such need;

2.1.3  in close co-operation with the Operator, the planning and execution of planned shut-downs of the Transportation System;

2.1.4  as requested from time to time, to assist the Operator in its work related to the optimisation and planning of existing and future infrastructure developments, including but not limited to feasibility studies, research and development, conceptual design, co-ordination, planning and execution of capacity de–bottlenecking or expansion projects and/or new transportation or processing capacity (Plan for Installation and Operation, etc.);

2.1.5  the preparation and submission to the Operator of proposals for Programs and budgets pursuant to this Agreement;

2.1.6  the execution of such Programs in accordance with budgets as approved by the Operator;

2.1.7  consultation with the Operator concerning the Services and the provision to the Operator of reports, data and information to which the Operator is entitled pursuant to this Agreement;

2.1.8  responsibility for the planning and, in accordance with approved Programs and budgets, the obtaining of all services and materials required for the Services;

2.1.9  generally, the carrying out of all technical, advisory and other services required for the efficient performance of the Services.

2.2    Joint Venture

2.2.1  Upon request by the Operator and subject to acceptable prior notice, the Technical Services Provider shall attend meetings of the Joint Venture(s) or parts hereof, to present issues relative to the Services to the Joint Venture(s).

The Technical Services Provider shall have the right to present its proposals for Programs and budgets and other important proposals concerning the Services in meetings of the Joint Venture(s) as informed by the Operator.

2.2.2  The Operator shall notify the Technical Services Provider of decisions taken by the Joint Venture(s) which will or may affect the performance of the Services.

3.     PERFORMANCE OF THE SERVICES

3.1    Priority to safety

3.1.1  The Technical Services Provider shall on matters concerning the Services give priority to safety in order to protect life, health, environment and property in accordance with this Agreement, its own and the Operator’s requirements, applicable public requirements and standards relevant for the technical management of the Transportation System.

The safety management shall be performed in accordance with an overall health, safety and environment (HSE) policy and ambitions which will be established by the Operator. The Technical Services Provider, having due regard to its internal safety management policies, shall maintain its HSE program for the operation of the Transportation System in accordance with this Agreement, government regulations and in alignment with the Technical Services Provider’s overall HSE program. The HSE program will be subject to review and comments by the Operator, and the Operator shall have the right to perform safety audits in accordance with article 14.

3.1.2  The Technical Services Provider will as a part of the technical management of the Transportation System maintain a management system for supervision of all its activities regarding natural gas transportation and related technical operations, performed within this Agreement. This system shall comply with requirements in or pursuant to the Norwegian Petroleum Act and all other relevant acts, regulations and provisions and international standards for quality management which are relevant for the Technical Services Provider.

3.1.3    The Technical Services Provider shall promptly notify the Operator of any incidents or accidents and the actions taken or to be taken. The Operator will issue a procedure for monthly reporting of relevant HSE data and statistics.

3.2    Conduct of the Technical Services Provider

Subject as hereinafter provided, the Technical Services Provider shall;

3.2.1    have the right and be obliged to perform the Services by itself, its agents or its contractors in accordance with this Agreement and under the overall supervision and control and in accordance with the decisions of the Operator. To the extent that the Technical Services Provider performs the Services by the use of agents or contractors, it shall nonetheless remain responsible for such services in accordance with the provisions of this Agreement;

3.2.2    perform the Services in a proper, economically efficient and workmanlike manner, in accordance with best methods and practices used in good and prudent gas transportation system operation and with that degree of diligence and prudence exercised by experienced organisations engaged in a similar activity under similar circumstances and conditions;

3.2.3    comply with all applicable laws, decrees and regulations;

3.2.4    proceed with due diligence and make application for and endeavour to acquire and maintain any and all permissions that may be required for and/or in connection with its duties performed under this Agreement;

3.2.5    subject to article 4.2 maintain contact with relevant governmental authorities in order to comply with the duties above, and keep the Operator informed at all times as to how such contact is maintained, c.f. sub-clause 3.5.2;

3.2.6    act as principal enterprise on all manned offshore installations comprised by the Transportation System, c.f. section 15 of the Working Environment Act, and other HSE regulations.

3.3    Neutrality

As the company acting as Technical Services Provider is also engaged in the sale and shipment of gas and is an owner of the Transportation System, it shall not take advantage of its position nor of information accrued to it in its capacity as Technical Services Provider in a way that is inconsistent with its role as a neutral supplier of services. The Technical Service Provider shall implement measures and procedures to secure its obligation under this provision. The Technical Provider’s compliance with its duties under this clause shall be subject to audit rights as provided for in article 14. In case of such audit, the rule of 30 days notice shall not apply.

3.4    Information

The Technical Services Provider shall provide the Operator with all information that relates to the technical management of the Transportation System, if such information may be required for the Operator’s fulfillment of its duties to report to the owners of the Transportation System and to the public authorities. Likewise, the Technical Services Provider shall provide the Operator with such information if this is necessary for the Operator to perform its own tasks in connection with the management of the Transportation System. Furthermore, the Technical Services Provider shall freely consult with the Operator and shall provide such relevant engineering and technical data as the Operator may, from time to time, decide.

The Operator shall make available to the Technical Services Provider relevant measured parameters from the Transportation System upon request to enable reliable condition monitoring of the pipelines, to the extent that such information is necessary for the Technical Services Provider’s performance of its duties under this Agreement.

3.5    Reports and administration

The Technical Services Provider shall;

3.5.1  provide the Operator with such other reports as to the conduct of the Services as the Operator may from time to time decide, including regular reports as to the progress of the Services, and in advance of each meeting of the Management Committee and sub-committees supply the Operator with a summary of the Services to date;

3.5.2  subject to article 4.2 timely and as required by applicable law, make all reports concerning the Services to the appropriate governmental authorities and furnish copies of all such reports to the Operator, and, to the extent of any delegation according to article 4.2, notify the Operator without delay of any and all government acts, regulations and rulings issued to or served upon the Technical Services Provider;

3.5.3  upon request provide the Operator with information necessary for gas transportation system management, license administration and the overall supervision of the Transportation System.

3.6    Organisation

The Technical Services Provider shall maintain an adequate organization in order to ensure fulfillment of all its functions, tasks and duties under this Agreement. Maintaining an adequate organization in this respect entails inter alia keeping a competent staff, sufficient for constant emergency preparedness as well as compliance with all applicable laws and regulations.

3.7    Documentation

The Technical Services Provider shall prepare and maintain proper books, records and inventories, which shall be kept in compliance with the Accounting Procedures.

4.     OPERATOR

4.1    Rights and duties of the Operator

The Operator will exercise the overall supervision and control of all matters pertaining to the conduct and performance by the Technical Services Provider of the Services. The powers and duties of the Operator shall, inter alia, include;

4.1.1  the right to provide guidelines and instructions to the Technical Services Provider with regard to the Services, within the provisions and principles of this Agreement;

4.1.2  the consideration, revision and review of the Technical Services Provider’s overall HSE program;

4.1.3  the consideration and, if so required, the determination of any other matter relating to the Services.

4.2    Governmental authorities

The Operator shall be responsible for all formal and regular contact with the relevant foreign and Norwegian authorities. The Operator may through express delegation transfer particular aspects of this responsibility to the Technical Services Provider.

The Operator shall notify the Technical Services Provider without delay of any and all government acts, regulations or rulings issued to or served upon the Operator and applicable for the Services.

5.     LIABILITY AND INSURANCE

5.1    Liability

If any of the Parties sustains loss arising from the Technical Services Provider’s performance of its functions as such, the Technical Services Provider shall only be liable for such loss provided it is the result of wilful misconduct or gross negligence of the managerial or supervisory personnel of the Technical Services Provider. The Technical Services Provider shall under no circumstances be liable for loss caused by delay in or interruption of Gas deliveries to the Transportation System.

5.2    Insurance

To the extent not already covered by insurance held by members of the Joint Ventures, the Technical Services Provider shall obtain and maintain for the benefit of the Operator, in respect of the Services and the Transportation System, all insurances required under any applicable law and such other insurances as the Operator may, from time to time, determine.

6.     PROGRAMS AND BUDGETS

6.1    Preliminary Programs and budgets

On or before the 20th of June in each Year, the Technical Services Provider shall submit to the Operator its preliminary operational and investment Program and budget for the succeeding Year, updated cost estimates for performed and planned operations and investments in the present year and forecast for operations and investments in each of the next three succeeding years and the whole period of investments. Four (4) Business Days prior to submittal, the Technical Services Provider’s preliminary proposal shall be reviewed in a meeting with the Operator. The Technical Services Provider shall at least ten (10) Business Days before such meeting submit appropriate documentation to facilitate the Operator’s review.

6.2    Proposed Programs and budgets

On or before the 20th of September in each Year, the Technical Services Provider shall submit to the Operator its proposed operational and investment Program and budget for the succeeding Year, updated cost estimates for performed and planned operations and investments in the present year and forecast for operations and investments in each of the next three succeeding years and the whole period of investments. Four (4) Business Days prior to submittal, the Technical Services Provider’s preliminary proposal shall be reviewed in a meeting with the Operator. The Technical Services Provider shall at least ten (10) Business Days before such meeting submit appropriate documentation to facilitate the Operator’s review.

6.3    Approval

The proposed operational and investment Program and budget shall be subject to consideration, revision and approval by the Operator. Not later than the 10th of December in each Year, the Operator shall approve an operational and investment Program and budget for the succeeding year and such approval shall authorise and oblige the Technical Services Provider to incur expenses and undertake liabilities provided for in the budget. At the time of agreeing the proposed operational and investment Program and budget for the succeeding Year, the Operator shall consider, but need not act upon, a provisional operational and investment Program and budget for the next three succeeding years.

6.4    Joint Ventures

Programs and budgets as referred to in articles 6.1–6.3 above shall be submitted, approved and followed up for each Joint Venture individually.

7.     BUDGET OVERRUN AND EXPENDITURE NOT SPECIFICALLY APPROVED

7.1    Budget overrun

In carrying out the approved work program and budget in a year, the Technical Services Provider may exceed individual budget items under the operation budget and the project investment budget up to 10%. However, no budget may be exceeded without the approval of the Operator by more than five per cent (5%) for each Joint Venture during a year.

This article shall be reviewed if a unitisation of ownership interests in the gas transportation systems on the Norwegian continental shelf (“Gasled II”) is established.

The Technical Services Provider may incur expenses not included in the above-mentioned operating budgets, provided such expenses are relevant to the performance of the Services, and do not exceed a total aggregate of two per cent (2.0%) of the operating budget in any year for each Joint Venture individually.

7.2    Emergency expenses

The Technical Services Provider shall not make any commitments or incur any liabilities on behalf of the Transportation System except as provided in clause 7.1. However, the Technical Services Provider may in cases of emergency incur on behalf of the Transportation System, expenses which the Technical Services Provider considers necessary for the protection of life, health, property or for the prevention of pollution. The Technical Services Provider shall promptly notify the Operator of the amount of expenditures and commitments for expenditures so made and incurred.

The Technical Services Provider shall immediately report to the Operator all expenditures resulting in an overrun of the approved budgets.

8.     CONTRACT PROCEDURE

8.1    Purchasing

Purchasing of goods and services for activities hereunder shall be in accordance with the laws and regulations pertaining to the purchase of goods and services and shall as the principal rule be based on competitive bidding.

8.2    Tender invitations

Invitations for tenders shall be submitted to the Operator and to suppliers selected from an approved vendors list.

8.3    Contracting strategy

The Technical Services Provider shall submit to the Operator, for review and approval, the procurement strategy, bidders list and proposed contract award concerning significant purchasing of goods and services. The contracting strategy shall include principles with regard to securing the patent rights of the Joint Venture(s), inventions or user rights to the fullest extent possible.

8.4    Approval thresholds

The Operator and the Technical Services Provider shall establish budget limits for each Joint Venture individually and/or for the Services jointly in order to identify thresholds for values of bids, contract values etc. above which a review and approval of the Technical Services Provider’s procurement strategy, bidders list and contract award is to be performed by the Operator.

9.     COSTS AND ACCOUNTING

9.1    Provision of funds

The Operator shall provide the funds necessary to cover all expenses and liabilities which are incurred by the Technical Services Provider according to duly approved activities and work programs under this Agreement. Request for and payment of such funds shall be made according to the Accounting Procedures.

9.2    Accounting

The Technical Services Provider shall keep accounts for all activities under this Agreement in accordance with laws and regulations and accounting practice as applicable and with the provisions in the Accounting Procedures. The accounts shall be so kept that the Operator may supervise the Technical Services Provider’s activities.

Further provisions regarding the Technical Services Provider’s keeping of accounts are specified in the Accounting Procedures.

10.     MATERIALS AND INTANGIBLE PROPERTY

The Operator shall on behalf of the Joint Venture(s) own all assets and rights of any kind that have been or will be acquired and/or developed under the performances of the Services.

11.     CONFIDENTIALITY

This Agreement and all information provided under this Agreement shall be confidential.

No Party shall give confidential information to third parties, except for Affiliated Companies to the extent they need to receive such information for the purpose of the performance of the rights and obligations of the Parties pursuant to this Agreement, or in any other way make known plans, programs, maps, records, technical and scientific data or any other information relating to technical, financial or commercial activities under this Agreement, without obtaining the consent of the other Party. The above-mentioned obligation shall not restrict the right of a Party to use or disclose information which:

a)  at any time is or thereafter becomes public knowledge or literature through no act or omission by such Party; or

b)  was in such Party’s possession prior to the time of disclosure and was not acquired directly or indirectly from the other Party to this Agreement; or

c)  was acquired independently from a third party entitled to disseminate such information at the time it is received by such Party.

However, a Party shall have the right to disclose to stock exchanges, regulating authorities and governments such information as it, or an Affiliated Company, is required by law or by the rules of the relevant stock exchange to give. The Technical Services Provider shall have the right to give information as mentioned above to consultants and contractors directly engaged in the activities hereunder, if this is necessary for performing the Services. Each Party shall also have the right to give such information to professional consultants engaged by the Party m order to perform work related to the activities hereunder.

Any party that is to receive information described in this article 11 shall be required to undertake in writing that the information shall be treated confidentially prior to receiving such information.

This article 11 shall not apply to government authorities or government agencies that are otherwise bound by similar confidentiality provisions laid down by law.

Any Party ceasing to be a Party shall continue to be bound by the provisions of this article.

12.     FORCE MAJEURE

The obligations of each of the Parties hereunder (other than any obligation to make a payment for due commitments previously incurred) shall be suspended in case of force majeure in accordance with Norwegian law. (For the sake of good order, such force majeure may also comprise failure of machinery.) In such event, such Party shall give notice of suspension as soon as practicable to the other Party, stating the date and estimated duration of such suspension and the cause thereof. A Party whose obligations have been suspended as aforesaid shall use its reasonable endeavours to remove the cause of such suspension and to resume the performance of such obligations as soon as reasonably practicable after the removal of the cause and shall so notify the other Party provided always that the Party shall not be obliged to settle any industrial dispute except in such manner as it shall, in its own judgment, think fit.

13.     NOTICES

13.1    Delivery and receipt of notices

Notices or other communication between the Parties in relation to matters pertaining to this Agreement, including other matters than those set out in sub-clause 13.2, shall be in writing and may be given by delivering the same by hand or by sending the same by prepaid first class post, telefax or electronic communication to such relevant address, telefax number or electronic communication address as any Party may give in writing, from time to time, to the other Party in accordance with this clause 13. Any such notice, given as aforesaid, shall be deemed to have been given or received at the time of delivery if delivered by hand, at the time at which confirmation of successful delivery is received if sent by electronic communication and on the fifth (5th) Business Day following the day of sending if sent by prepaid first class post. Copy of any notice sent by telefax shall be sent by post as soon as practical, and such copy of the notice shall be deemed to have been received on the fifth (5th) Business Day following the day of sending such copy if sent by prepaid first class post. The use of electronic communication for transfer of documents, shall at all times be in accordance with internationally recognised standards as may be adopted by the Parties. The chosen standard shall enable the use of digital signatures or similar electronic safety device, encryption, filing and retrieving.

Notices shall be in the Norwegian or English language. They shall always be addressed to the Parties’ latest notified business address.

13.2    Operational communications

Communication on operational matters between the Parties shall be provided to a person nominated by each Party as a single point of contact for such matters. The Parties may, however, agree upon alternative or additional procedures in respect of such communication.

14.     FINANCIAL, HSE AND TECHNICAL AUDITS

14.1    Right to audit

The Operator, any party authorized by the Operator and representatives of the owners of the Transportation System, shall upon thirty (30) days notice, have the right to audit the Technical Services Provider and its subcontractors’ management system, to perform supervision, inspection or audit on the Transportation System and any office, all accounts, records, other relevant documentation, agreements and data used by the Technical Services Provider or its subcontractors and to verify that procedures and routines of the Technical Services Provider in regard to the tasks and duties of the Technical Services Provider and its subcontractors under this Agreement are followed, when performing their duties according to this Agreement.

14.2    Right of access

The Technical Services Provider shall give the Operator, any party authorized by the Operator and representatives of the owners of the Transportation System, access to the Transportation System and any office, all operational accounts, records, procedures and routines, other relevant documentation and data used by the Technical Services Provider or its subcontractors, when performing its duties according to this Agreement, for the purpose of supervision, inspection or audit.

14.3    Audit period

The Operator’s right to audit the accounts of the Technical Services Provider covers the years including and following the year in which this Agreement is signed. Such audits must be conducted within the twenty-four (24) month period following the end of the year in question provided, however, that the Operator must take written exception to and make claim upon the Technical Services Provider for all discrepancies disclosed by said audit within said twenty-four (24) month period.

After each audit the Parties shall make every effort to resolve all outstanding claims. A written report shall be sent to the Parties within 3 months of a closing meeting. It shall include a summary of all issues reviewed by the auditors with relevant comments to the handling of accounts and vouchers. The Technical Services Provider shall give a written reply to the report within 3 months of the receipt thereof.

Adjustments as a consequence of an audit shall be debited/credited interest in accordance with the Accounting Procedures, but without interest margin. The interest shall accrue from the day the debit/credit was made, or if this day is unclear, from the 1st of July in the year of debit/credit, until the day the correction is debited to the operation.

14.4    Audit teams

The Operator shall at its own expense appoint an audit team comprising of not more than two (2) qualified representatives to conduct financial audits and not more than four (4) qualified representatives to conduct technical and operational audits.

14.5    Unsettled audit claims and audit of standard rates for Affiliated Companies

Unsettled audit claims older than 24 months shall be reported to the owners of the Transportation System.

Standard rates for personnel of and services provided by Affiliated Companies that are charged directly shall not be subjected to a fill audit. The Technical Services Provider state authorized public accountant shall present an attestation that such rates are cost based and in compliance with the provisions and principles of this Agreement.

To the extent Affiliated Companies carry out and are responsible for substantial activities that are chargeable to the Services, such costs shall be fully auditable.

14.6    Minimal disturbance

Every reasonable effort shall be made to conduct audits during normal office hours in a manner which will result in a minimum of inconvenience to the Technical Services Provider, its subcontractors and the Services. The Operator and the owners of the Transportation System shall make every reasonable effort to coordinate their audits so as to minimize the number of audits.

15.     DURATION AND TERMINATION

15.1    Duration

This Agreement shall become effective on 1 January 2002 and remain in effect until terminated by either Party.

15.2    Termination without cause

After the expiration of 5 years, and subject to twelve (12) months’ notice, both parties shall have the right to terminate this Agreement without cause. Such notice may not be filed until twenty-four (24) months before the expiration of the 5 year initial term of the Agreement.

15.3    Termination due to specific cause

The Operator shall further have the right to terminate this Agreement without prior notice if;

15.3.1  the Operator ceases to be operator of the Transportation System or all essential parts of the Transportation System; or

15.3.2  an effective resolution is passed for the dissolution, liquidation or winding up of the Technical Services Provider other than for the purpose of an amalgamation or reconstruction; or

15.3.3  the Technical Services Provider becomes insolvent or makes an assignment for the benefit of creditors; or

15.3.4  a receiver or administrator is appointed or an encumbrance takes the possession of the whole or a material part of the assets or undertaking of the Technical Services Provider; or

15.3.5  the Technical Services Provider is in fundamental breach of its obligations under this agreement. Prior to any termination pursuant to this sub-clause 15.3.5, the Operator shall notify the Technical Services Provider in writing of its intention to terminate the Agreement on the reason of such breach and give the Technical Services Provider a time limit of not less than one (1) month to rectify the breach.

15.4    Prolonged term of Agreement

After the effective date of its resignation or removal, the Technical Services Provider shall, if so requested by the Operator, continue as acting Technical Services Provider until the person replacing it is in a position to take charge of the Services, provided that in no event will the Technical Services Provider be required to continue so to act for more than six (6) months after such date.

15.5    Hand-over

Upon the effective date of its resignation or removal, the Technical Services Provider shall hand over or deliver to, or relinquish custody in favour of the Operator or any other party nominated by the Operator to succeed the Technical Services Provider, all Transportation System, all property and all books, records and inventories required for the Services. The Technical Services Provider shall further use its reasonable endeavours to transfer to the aforesaid person, effective as of the effective date of such resignation or removal, its rights as Technical Services Provider under all contracts exclusively relating to the Services and the aforesaid person shall assume, comply with and fulfill all obligations of the Technical Services Provider thereunder. Pending such transfer and in relation to all other contracts relating to the Services (to the extent such so relate), the Technical Services Provider shall hold its rights and interests as the Technical Services Provider from such effective date for the account and to the order of the aforesaid person and the Operator shall, with effect on and from such effective date, indemnify and hold harmless the Technical Services Provider from any and all obligations there under.

15.6    Transfer audit and settlement of costs

As soon as practicable after the effective date of the resignation or removal of the Technical Services Provider, the Operator shall audit the accounts of the Technical Services Provider pertaining to the activities under this Agreement and conduct an inventory of the Transportation System and property, and such inventory shall be used in the return of and the accounting for the said Transportation System and property by the Technical Services Provider which has resigned or been removed. All costs and expenses incurred in connection with such audit and inventory, except due to reasons outlined in sub-clause 15.3.5, shall be for the Operator’s account. The Technical Services Provider, which has resigned or been removed for reasons other than as outlined in sub-clause 15.3.5, shall also be entitled to charge to the Operator such other costs and expenses as may reasonably be incurred in connection with and/or as a result of the change of operatorship. These costs and expenses shall be approved by the Operator, such approval not to be unreasonable withheld.

16.     ASSIGNMENT

16.1    Assignment to Affiliated Company

The Technical Services Provider shall only be entitled to assign its rights and duties under this Agreement to an Affiliated Company.

If the Technical Services Provider intends to assign its rights and duties under this Agreement, it shall give notice to the Operator of its intention to do so, and shall give all relevant details of the terms and conditions of such proposed assignment.

Assignment according to this article 16 shall be conditional upon the approval of the Operator, which shall not be unreasonably withheld.

The Operator may assign all or part of its rights and obligations to an Affiliated Company subject to prior written notice to the Technical Services Provider, and provided that the assignor shall remain liable for the proper performance of the assignee of all the obligations hereunder.

16.2    Assistance to assignee

Upon assignment of rights and duties under this Agreement, the Technical Services Provider shall provide the assignee with all information, training, know-how and any other kind of assistance necessary in order for the assignee to be able to perform the duties under this Agreement. The Technical Services Provider shall be responsible for introducing the assignee to its duties under the Agreement in a way that is satisfactory to the Operator, and the Technical Services Provider shall provide the assignee with necessary assistance for one year after the assignment has taken place.

17.     APPLICABLE LAW AND JURISDICTION

17.1    This Agreement shall be governed by and construed in accordance with Norwegian law.

The Parties accept that any controversy or dispute that may arise in connection with or as a result of this Agreement, and which cannot be resolved by mutual agreement between the Parties, shall be referred to resolution by the ordinary Norwegian courts of law, with Karmsund District Court as legal venue, unless the Parties agree to refer the matter to arbitration in accordance with Chapter 32 of the Norwegian Civil Procedure Act of 1915, as subsequently amended or replaced.

17.2    Documents and statement shall be allowed both in the Norwegian and English language in any procedure involving an arbitration, and shall not be objected to by the Parties in procedures before the ordinary courts of law. Translation thereof shall be at the expense of the Party requiring such translation.

APPENDIX 1

ACCOUNTING PROCEDURES

TABLE OF CONTENTS:

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4.2.2	In the event of any conflict between the provisions of these Accounting Procedures and other provisions of the Agreement, the other provisions of the Agreement shall prevail.	10

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1.     GENERAL PROVISIONS

These Accounting Procedures are made a part of the Technical Services Agreement (“the Agreement”) as an Appendix 1 to its Attachment 2 (General Terms and Conditions).

It is the intent that none of the Parties shall experience any gain or loss at the expense of or to the benefit of the other Party.

1.1   Definitions

The definitions in the Agreement shall apply also to this Appendix. In addition, the following definitions shall apply:

a)  “Account” The account maintained by the Technical Services Provider to record all the charges and credits relative to the Services and payable by the Operator.

b)  “Controllable Material” Material which in the petroleum industry usually is subject to record, control and inventory.

c)  “Corporate Management” Those members of the Technical Service Provider’s top management staff or, as appropriate, affiliated companies’ top management staff having directly related functions as well as all relevant head office cost which are directly engaged in the Services from the Technical Services Provider.

d)  “General Research & Development” Projects that are carried out by or under the direction of the Operator. The projects shall be beneficial to the operation of the Transportation System(s) and charged to the Operator.

e)  “Indirect Costs” Costs that can not be directly charged.

f)  “Internal Book-keeping Rates” Rates established by the Parties for use in conversion of foreign currencies into Norwegian Kroner (NOK).

g)  “Material” All equipment and supplies acquired for the Services under the provisions of the Agreement.

h)  “Property” Equipment and Material acquired for the Services under the provisions of the Agreement.

1.2   Cash requirements and advances

1.2.1   General provisions

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At least 12 days prior to the beginning of each month, the Technical Services Provider shall submit to the Operator a 3 month forecast, specified by month, of estimated cash requirements.

Upon request, the Operator shall advance estimated cash requirements for the following month. The Technical Services Provider shall submit written request for advances at least 20 days prior to the due date. The due date shall be set by the Technical Services Provider, but shall be no sooner than the first Business Day of the month for which the advances are requested. Notwithstanding item 1.2.3, the Technical Services Provider shall avoid accumulating unnecessary cash balances from cash advances.

To avoid build-up of positive cash balances, substantial cash advances shall be divided into two or more payments to coincide with disbursements.

The forecast and the request for cash advances shall specify the currencies in which advances are to be made. The Technical Services Provider shall request advances in those currencies in which major payments are to be made.

If the advance payments prove insufficient, the Technical Services Provider may make written requests for additional advances. Such requests shall state which expenditures the unpredicted payments refer to. The due date shall be set by the Technical Services Provider but shall at the earliest be set at 8 Business Days after the receipt of the request.

If the actual monthly need for cash proves to be significantly less than the advances called for, the Technical Services Provider shall refund the excess amounts as soon as possible, unless the Parties agree to transfer the amount to the following period.

The Technical Services Provider shall each month state the difference between the cash advances and the actual payments in each currency and the next request for advances shall be adjusted accordingly.

If the Technical Services Provider has made no request for advance payments, the Operator shall pay the actual monthly payments within 15 days after receipt of the Technical Services Providers’ invoice with request for payment.

1.2.2     Default interest

Payments of advances or invoices shall be made on or before the due date thereof. If they are not paid, the unpaid balance shall bear interest, calculated for each month or for a proportional period thereof, in accordance with the following:

Interest is due for the period starting on and including the due date of payment and ending on, but excluding, the value date for payment.

For NOK the interest shall be calculated at an annual rate equal to one month’s Norwegian Interbank Offered Rate (NIBOR) as defined in item 1.2.3, as per the due date of payment, plus three percentage points.

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For foreign currencies interest shall be at an annual rate equal to one month’s London Interbank Offered Rate (LIBOR) for the relevant currencies as defined in item 1.2.3 as per the due date of payment, plus three percentage points.

If the rates for certain currencies are not published by Financial Times, the rate quoted by the largest bank at the clearing centre of the relevant currency shall be used as reference.

1.2.3     Interest on cash balances

Interest is to be credited/charged on the Technical Services Provider daily cash balances with the Operator (positive or negative). This interest credit/charge is to be calculated on the Technical Services Provider’s internal accounts showing daily cash balances per currency called and/or arising from the use of separate bank accounts.

The Technical Services Provider’s contribution shall be credited on the due date of payment for the cash call.

Interest and other conditions shall in principle correspond to the conditions that a company with a similar cash flow would obtain in a first-class bank, but not less than those corresponding to the interest obtained by the Technical Services Provider. The following two alternatives shall be considered as equal:

ALTERNATIVE 1:

The rate of interest shall be determined on a monthly basis and be linked to a relevant Interbank Rate:

Group 1: NOK—	Negative cash balance NIBOR (3 month) + 1%
Positive cash balance NIBOR (3 month) - 1%

Group 2: Others (for example USD, GBP) —
Negative cash balance LIBOR (3 month) + 0.5%
Positive cash balance LIBOR (3 month) - 0.5%.

Group 3: Euro—	Negative cash balance EUROLIBOR (3 month) + 0.5%
Positive cash balance EUROLIBOR (3 month) - 0.5%

NIBOR is defined as:

A representative monthly average for 3 months’ “Norwegian Interbank Offered Rate” as quoted by “Dagens Næringsliv”, for instance quoted the 5th, 15th and 25th each month, or average rates quoted the last five Business Days up to, and including the 12th of each month. When such rates are not available for one or more days, 3 months’ NIBOR from Den norske Bank, Oslo, quoted the day before the relevant day of quotation, shall be used. If the above-mentioned quotations are based on 365/360 days, the rate shall be multiplied by 365/360 to reflect the Norwegian principle of calculating the interest rate in 360/360 or 365/365 days.

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LIBOR/EUROLIBOR is defined as:

A one-month average of this month for three months’ “Euro Currency Interest Rate” as quoted by Reuters page LIBOR 01 at 11:00 A.M. London time. For the day or days when such rates are not available, three months’ LIBOR for the currency in question from Chase Manhattan Bank, London, quoted the day before the relevant day of quotation, shall be used. In calculating the monthly average, quotations given with four decimals shall be used.

The above-mentioned rate of interest shall be amended if there is a discrepancy between the base of the interest rate and the calculation principles regarding the days of interest.

ALTERNATIVE 2:

If the Technical Services Provider has established separate bank accounts for the services, the interest earned/paid by the Technical Services Provider shall be allocated to the Operator.

The calculation of interest shall be based on the Technical Services Provider’s daily cash balances with the Operator, or on the basis of an average cash balance calculated for each month, or on the basis of formulas reflecting the buildup of daily cash balances, and on the quarterly balance. The amount of interest shall be booked and specified under “Financial items” in the invoice, no later than the month after the expiry of the period. The value date of such entry shall be no later than the first day in such month.

1.3     Invoice and Statements

1.3.1     General provisions

The Technical Services Provider’s invoice and statements shall be established in compliance with Norwegian laws and regulations and in compliance with recommended accounting practice. The Technical Services Provider shall also furnish the Operator with such other information as it may reasonably request. The Technical Services Provider shall furnish the Operator with a chart of accounts and a brief description of its accounting procedures. The Operator shall be informed of significant amendments thereto.

On conversion of foreign currency expenditures to Norwegian kroner, the Technical Services Provider is entitled to use Internal Book-keeping Rates, based on quotations from the Central Bank of Norway (Norges Bank) or other quotations as proposed by the Operator and approved by the owners of the Transportation System(s).

When the Technical Services Provider makes cash-calls in foreign currencies, Internal Book-keeping Rates shall be used for receipt and disbursement of such currencies. When Internal Book-keeping Rates are changed, the NOK value of the balance in other currencies is to be adjusted. To facilitate control, adjustment of Internal Book-keeping Rates should only be done at the end of the month.

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Payments in foreign currencies which have not been called by the Technical Services Provider shall be booked at the actual rate as charged by the bank. If payments are made from the Technical Services Provider’s own currency accounts, payments are to be booked at the bank’s selling rate as quoted by the Central Bank of Norway (Norges Bank) or other quotation, as proposed by the Technical Services Provider and approved by the Operator, two Business Days prior to the value date.

The difference in NOK between the amounts charged to expenses and amounts paid in foreign currencies and converted to Norwegian Kroner in accordance with the Internal Book-keeping Rates shall be debited or credited by the Technical Services Provider to an exchange gain or loss account.

Within 15 days of the end of each month the Technical Services Provider shall furnish the Operator with the information listed below. If this time limit proves too short, the Technical Services Provider shall immediately make a cost estimate for each budget group and forward this to the Operator.

a)  A statement of expenditures showing all charges and credits to the Account, summarised by appropriate classifications which coincide with approved budget classifications, indicating the nature thereof and including the total amount of provisions and accruals separately identified. This statement shall also contain accumulated figures from the beginning of the year compared with the budget. For investments accumulated figures from commencement of the investments shall be given.

b)  A statement showing the liabilities and receivables.

c)  Detailed specifications of unusual charges and credits, including audit adjustments to be separately identified.

d)  Information concerning the exchange rates applied.

e)  A statement showing drawdowns on joint export credits paid directly to suppliers of goods and services, if applicable.

1.3.2     Settlement and reports regarding interest on cash balances

The Technical Services Provider shall within 30 days after the end of each Quarter effect or receive payment for interest earned/charged on the cash balances for the preceding Quarter.

1.3.3     Interest on recalculations

If the Technical Services Provider charges/credits the Operator with recalculations from a previous year, the Operator shall be charged/credited interest on these. The interest shall be calculated from the time it should have been charged/credited, or from 1 July of that year, until the time when the interest is charged/credited the Operator. The rate of interest shall be equal to the average of 3 months’ NIBOR, based on a representative 3 months’

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average, ref. point 1.2.3, Alternative 1, but without any interest margin. Interest shall be recorded as a financial item in the monthly statements.

1.3.4     Corrections

The Technical Services Provider shall carry out corrections of debits/credits as soon as possible, and at the latest within 24 months after expiration of the relevant financial year. The interest shall be calculated from the point of time when it should have been debited/credited, or from 1 July of that year, to the day it is debited/credited the Account. The interest rate shall be equal to the average of 3 months’ NIBOR calculated in accordance with item 1.2.3, Alternative 1, but without interest margin. Interest shall be recorded as a financial item in the monthly statements.

1.3.5     Termination of Transportation System

After termination of operation / abandonment of specific parts of the Transportation System, the Technical Services Provider may only charge the Operator for expenses necessary in order to abandon the activities. Unless otherwise agreed, this shall take place within 6 months following the month of license termination. Debits/credits stemming from post calculations, corrections or audits shall carry interest in accordance with item 1.3.3 and be charged the Operator in a separate statement.

2.     CHARGES TO THE ACCOUNT

All expenditures necessary to properly conduct the Services shall be charged to the Account. The charges shall be fair in relation to the nature and extent of the Services and shall be properly documented.

The Technical Services Provider shall each month make provisional charges for cost incurred, but not yet booked. Such provisional charges shall be reversed the following month and shall have no cash impact on the Parties.

Expenditures shall include, but are not necessarily limited to:

2.1     Direct charges

2.1.1     Procurement of goods and services

Material purchased and services rendered by third parties for the Services shall be charged to the Account at net amount invoiced after deduction of discounts and bonuses, including transport to the joint area and other related costs such as loading and unloading, dock charges, insurance, duty and freight etc.

2.1.2     Personnel

a)  Salaries and wages of employees of the Technical Services Provider and its Affiliated Companies directly engaged in the Services, whether temporarily or permanently assigned. Statutory social expenses include expenses incurred in accordance with law and tariff agreements, as well as cost and allowances pursuant to oil industry practice.

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b)  Transportation of employees as required in the conduct of the Services.

c)  Relocation costs of employees of the Technical Services Provider and its Affiliated Companies under the Services to places where such operations are conducted. Relocation costs back to the place from where the employee was moved, except when, according to normal practice, such relocation costs will be attributable to other operations.

Such costs shall include transportation of employees’ families and their personal effects and all other relevant relocation costs.

2.1.3     Material and services from Technical Services Provider, or Affiliated Companies

a)  Material

New Material (hereinafter referred to as Condition “1” Material) transferred from stock or other operations shall be charged at average purchase cost applicable at any time. Used Material (hereinafter referred to as Condition “2” Material) suitable for reuse without reconditioning shall be charged at 75% of the price for Condition “1” Material. Used Material which cannot be classified as Condition “1” or Condition “2” shall be charged at a price that commensurate with its use.

The average purchase cost for Material shall include the cost of buying and storing such Material, as well as reasonable interest.

b)  Services

Technical and other services such as, but not limited to, laboratory analysis, drafting, geological and geophysical interpretation, engineering, research, data processing and accounting for direct benefit of the Services shall be charged to the Account at cost, provided such costs do not exceed those currently prevailing if performed by outside service companies.

c)  Equipment and facilities

Use of equipment and facilities shall be charged to the Account at rates that include costs of maintenance and repairs, other operating expenses, reasonable depreciation and interest on depreciated investment. Such rates shall not exceed those currently prevailing in the area of operation. Calculation of rates shall be documented and furnished upon request. If equipment and facilities are used for other operations, the cost shall be allocated according to the actual use in the period.

Mark-up

Subject to approval of the owners of the Transportation System(s), the Technical Services Provider can charge a mark-up on services performed in case this is a legal/(tax) requirement in foreign countries where services are provided through an Affiliated Company of the Technical Services Provider.

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2.1.4     Damages or losses to Property

All expenses necessary for the repair or replacement of damaged or lost Property shall be charged to the Account and classified in a way that indicates the nature of the expense. If such losses or damages are covered by joint insurance policies, insurance settlements shall be credited accordingly.

The Technical Services Provider shall give the Operator as soon as practicable written notice of any such damages or losses of importance.

2.1.5     Insurance

a)  Net premiums for insurance required by law or regulations or which have been agreed with the Operator.

b)  Actual expenditures incurred in the settlement of indemnities which are not recoverable from the insurance.

2.1.6     Legal expenses

All costs or expenses involved in handling claims and disputes arising in connection with the Services including expenses for legal advice and other assistance in connection with the evaluation of such claims and disputes, conciliation board proceedings and conduct of cases. No charge in excess of NOK 50,000 for services rendered by the legal staff of the Technical Services Provider for a single case may be accepted without the prior approval of the Operator.

2.1.7     Taxes, duties and fees

All relevant taxes, duties, fees and governmental assessments of every kind and nature levied by the Norwegian government, except income and capital taxes.

2.1.8     Offices, bases and miscellaneous facilities

Net costs of establishing and operating any offices, sub-offices, operating bases, warehouses, housing and other facilities also exclusively serving the Services. If facilities serve operations unrelated to the Services, the net costs shall be allocated fairly between the operations in accordance with normal distribution criteria.

2.1.9     Execution of abandonment decisions

Cost related to the execution of an abandonment decision taken in accordance with the legislation applicable at any time, including pre-engineering and administrative expenses.

2.2   Indirect Costs

2.2.1     General

Indirect Costs are those related to organisational units/functions that by their nature are indirect, e.g.:

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— Corporate Management,

—	support and staff functions such as economy and finance, personnel, organisational, legal and joint service functions,

—	indirect functions in operational departments,

—	indirect costs of Affiliated Companies.

Moreover, costs can be indirect according to their nature, and may include financing costs and depreciation, office leasing and communications costs.

Services rendered by the aforementioned or similar departments and which are directly chargeable to the Services shall, as far as practicable, be charged as direct costs in accordance with item 2.1.3 b) above.

Charges shall be made pursuant to fair distribution methods. Some examples of such methods are:

—	according to direct time, applied to direct personnel costs,

—	according to direct Material consumption, applied to direct Material costs,

—	according to turnover ratios, including sliding scale systems,

—	other capacity and/or consumption-based distribution methods.

Charges related to such distribution methods shall be calculated on the basis of time and cost studies and be reviewed annually to verify that they compensate the Technical Services Provider fairly for the charges they are intended to cover. If the Technical Services Provider uses provisionally budgeted hourly fees etc. for the charges throughout the year, and does a recalculation the following year, see item 1.3.3, the recalculation shall be finalised and charged/credited the Services including interest, preferably within the first quarter of the following year, but by 1 June at the latest.

In order to provide the basis for such an annual review the Technical Services Provider shall provide the Operator with a current organisation chart together with the basis for charging costs to the Account and an identification of those sections of the organisation for which costs will be charged directly to the Account under item 2.1.2, 2.1.3 b), and 2.1.8, and those sections of the organisation that are covered by charges under this item 2.2.

2.2.2 General research and development

The Technical Services Provider may through the dealing with programs and budgets, propose to the Operator general research and development activities which may serve to improve or safeguard the integrity or profitability of the Transportation System. Such proposals may include costs for pre-studies of general research and development activities.

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3.     CREDITS TO THE ACCOUNT

All credits shall be credited to the Account at the net amount actually collected.

3.1     Sale and return of Material

The Technical Services Provider shall have the right to dispose of surplus Materials, but shall obtain the approval of the Operator for all dispositions of Materials with an aggregate original purchase cost of NOK 500,000 or more.

When Material is returned to the Technical Services Provider or Affiliated Companies, the Account shall be credited with a percentage of the current average purchase price of new Material as stated in the condition code, see item 2.1.3 a. Used Material that can be repaired, shall be credited at 50% of the value of Condition “1” Material. Scrap Material shall be credited at prevailing prices.

3.2     Insurance

Settlements received from insurance companies or others will be credited to the Account. If a Party does not participate in the insurance, it shall not benefit from such settlements.

4.     OTHER PROVISIONS

4.1     Inventories

The Technical Services Provider shall take periodic inventories of all Controllable Material and warehouse stock at least once a year. The Technical Services Provider shall give the Operator 30 days’ written notice of its intention to take an inventory to allow them to be represented.

Reconciliation of inventory with the Account shall be made, and a list showing overages and shortages shall be furnished to the Operator. The Account shall be adjusted accordingly as soon as possible.

The Technical Services Provider shall furnish the Operator with a list of types of Material which are classified as Controllable Material.

4.2     Miscellaneous provisions

4.2.1     These Accounting Procedures shall be binding for as long as the Agreement remains in effect plus the time required to wind up the operations properly.

4.2.2     In the event of any conflict between the provisions of these Accounting Procedures and other provisions of the Agreement, the other provisions of the Agreement shall prevail.

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